Mail Stop 6010
      March 31, 2006

VIA U.S. MAIL AND FACSIMILE (781) 461-3491

Joseph E. McDonough
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA  02062-9106


      Re:	Analog Devices, Inc.
		Form 10-K for the year ended October 29, 2005
      Filed November 21, 2005
		File No. 001-07819

Dear Mr. McDonough:

      We have reviewed your response dated March 22, 2006 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 29, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 38

s. Stock-Based Compensation, page 47


1. We note your response to our prior comment one. You state that during the five day time period prior to your December 6, 2005 option grant, 44% of the volume of traded options had a strike price within
$1 of the exercise price of the employee stock options, which were granted at fair market value on the grant date. Based on the guidance in Question 3 of SAB Topic 14.D.1, tell us why you should not use only those traded options that are at or near the money and close to the exercise price of the employee share options to determine implied volatility. Please also describe your basis for using traded options within 15% of the exercise price of the employee stock option grant. In addition, please tell us whether the implied volatility would have been materially different had you used only those traded options within $1 of the exercise price of your employee stock options.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3604 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant

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Joseph E. McDonough
Analog Devices, Inc.
March 31, 2006
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